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                          June 22, 2020

       Lawrence Mendelsohn
       Chairman and Chief Executive Officer
       Great Ajax Corp.
       9400 SW Beaverton-Hillsdale Hwy
       Suite 131
       Beaverton, OR 97005

                                                        Re: Great Ajax Corp.
                                                            Form S-3
                                                            Filed June 15, 2020
                                                            File No. 333-239182

       Dear Mr. Mendelsohn :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Brian Hirshberg, Esq.